July 22, 2024

Moishe Gubin
Chairman and Chief Executive Officer
Strawberry Fields REIT, Inc.
5683 North Lincoln Ave.
Chicago IL 60659

       Re: Strawberry Fields REIT, Inc.
           Registration Statement on Form S-3
           Filed July 12, 2024
           File No. 333-280766
Dear Moishe Gubin:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. We note your disclosure on page 43 of your issued and outstanding shares on March 31,
       2024 and the disclosure of your stock price on July 11, 2024. We also note the number of your shares held by your affiliates. Please confirm your eligibility to conduct this offering under General Instruction I.B.1 of Form S-3 which requires the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more.
 July 22, 2024
Page 2
Legal Matters, page 95

2. We note that you do not appear to have provided an opinion on whether the warrants, rights and units would be valid and binding obligations of the company. We also note the reference in this section to certain other legal matters that will be passed upon for you by
       Igler and Pearlman, P.A. Please provide the required opinions and clarify the reference to Igler and Pearlman, P.A.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Christina Ahrens, Esq.